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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                   SUGEN, INC.
                                (Name of Issuer)

                            SUGEN, INC. COMMON STOCK
                         (Title of Class of Securities)

                                   ----------

                                    865041107
                                 (Cusip Number)

                                 Glen Engelmann
                                   Zeneca Inc.
                                1800 Concord Pike
                              Wilmington, DE 19897
                               Tel. (302) 886-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 August 31, 1999
             (Date of Event which Requires Filing of this Statement)

                                   ----------

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]



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

                                  SCHEDULE 13D

CUSIP No. 865041107                                            Page 2 of 4 Pages

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Zeneca Limited           51-0353514

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS*

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             [ ]

           Not Applicable

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               United Kingdom
             NUMBER OF SHARES            7          SOLE VOTING POWER
        BENEFICIALLY OWNED BY EACH
           REPORTING PERSON WITH                    0

                                         8          SHARED VOTING POWER

                                                    0

                                         9          SOLE DISPOSITIVE POWER

                                                    0

                                         10         SHARED DISPOSITIVE POWER

                                                    0

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
           SHARES*

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%

    14     TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7
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     Zeneca Limited, an English corporation ("Zeneca"), hereby amends and supplements its Report on Schedule 13D, originally filed on October 21, 1994 (as amended by Amendment No. 1 thereto filed on January 20, 1995 and Amendment No. 2 thereto filed on June 16, 1999, the "Schedule 13D") with respect to the purchase of shares of Common Stock (the "Common Stock") of Sugen Inc. (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     This Amendment No. 3 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Zeneca. It shall refer only to the information that has materially changed since the filing of the Schedule 13D.

      Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is amended by inserting the following at the end thereof:

     "The Merger was consummated on August 31, 1999 after the requisite shareholder approval was obtained. This resulted in the exchange of all Common Shares (including all shares owned by Zeneca) for shares of Parent."

      Item 5.  Interest in Securities of the Issuer.

     Item 5(e) of the Schedule 13D is amended and restated as follows:

     "(e) On August 31, 1999, Zeneca ceased to be the beneficial owner of more than five percent of the Common Shares."





                                  Page 3 0f 4

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  September 1, 1999
                                                  --------------------------
                                                  (Date)



                                                  /s/ Jane Juniper
                                                  --------------------------
                                                  (Signature)



                                                  Authorized Signatory
                                                  --------------------------
                                                  (Name/Title)













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